

monex Securities

Member FINRA | SIPC | NFA

Exemption Report

Monex Securities, Inc. Assertions

We confirm, to the best of our knowledge and belief, that:

1. Monex Securities, Inc. claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the year ended December 31, 2015.

2. Monex Securities, Inc. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the year ended December 31, 2015 without exception.

Sincerely,

Ruben Contreras
Chief Financial Officer

Date: February 22, 2016

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